

February 25, 2011

VIA U.S. MAIL AND FACSIMILE

Joseph G. D'Arrigo
Chief Executive Officer
Native American Energy Group, Inc.
108-18 Queens Blvd.
Forest Hills, New York 11375

>   **Re: Native American Energy Group, Inc.**
>   **Amendment No. 3 to Registration Statement on Form 10**
>   **Filed February 1, 2011**
>   **File No. 0-54088**

Dear Mr. D'Arrigo:

We have reviewed your amended filing and response letter dated February 1, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We remind you of comment 1 in our letter dated January 19, 2011, and reissue such comment. Please tell us when you expect to file your quarterly report on Form 10-Q for the quarter ended September 30, 2010.

2.   It does not appear that any of your officers or directors has satisfied his beneficial ownership reporting obligations under Section 16 and Regulation 13D under the Exchange Act. Please advise.

Business, page 1

History, page 1

3. We note your response to comment 3 in our letter dated January 19, 2011. In particular, we note that your response suggests that you effected an exchange of the 20 outstanding Halstead shares. However, your revised disclosure suggests that no such exchange was ultimately consummated. Please clarify your position.

4. Please clarify in this section the practical effect of the global lock on secondary trading in your shares. In that regard, we note your related disclosure at page 33. In addition, please describe the effect, if any, on your ability to issue additional shares of common stock.

Strategic Approach, page 5

5. Please provide support for your suggestion at page 5 that you have built "close-knit relationships" with Native American communities. In the alternative, please remove such suggestion.

6. Please revise your filing to distinguish between your present operations with respect to wind power and your proposed future operations. In that regard, the heading "NAEG is Engaged in Three Segments of Wind Power Generation" at page 7 and the related disclosure could be interpreted to suggest that you are presently engaged in the operations described.

Reports to Security Holders, page 11

7. We note your disclosure that you are not required to deliver an annual report to security holders, and your disclosure that you do not anticipate the distribution of such a report. Please provide your analysis as to why you are not required to deliver an annual report.

Montana Oil Development – Beery #2, page 37

8. We note your response to comment 6 in our letter dated January 19, 2011. Please tell us your basis for your estimated production of 250 barrels of oil per day. In addition, please tell us how this compares to your production results during flow testing.

Security Ownership of Certain Beneficial Owners and Management, page 41

9. Please revise your beneficial ownership table to reflect the ownership by management of your outstanding preferred stock. In that regard, please add rows to your table to provide the required disclosure related to the ownership of the preferred stock as a separate class

of equity securities. Please also disclose in this section the voting rights that are attached to such shares.

Directors, Executive Officers, page 42

10.   We note your response to comment 10 in our letter dated January 19, 2011. To the extent known, or readily ascertainable, please tell us why Ramoil Management, Ltd. did not file periodic reports during Mr. Ross's employment with such company. In addition, please add related risk factor disclosure, if applicable.

Executive Compensation, page 44

11.   Please revise your filing to provide consistent disclosure with respect to the issuance of preferred stock to your officers in connection with your transaction with Flight Management International, Inc. In that regard, your disclosure at page 45 that the shares of preferred stock were issued to management to retain voting control does not appear to be consistent with your disclosure at page 50 that the shares were issued to the officers as an inducement for joining management of the company.

Legal Proceedings, page 47

12.   We note your response to comment 15 in our letter dated January 19, 2011. We note that your revised disclosure omits information provided in your prior amendment with respect to your legal proceedings. Please tell us why you removed such disclosure from your amendment. In the alternative, please revise your disclosure to include such omitted information, including, without limitation, the information relating to the relief sought.

Unaudited Financial Statements for the interim period ended June 30, 2010

Note 10-Stockholders' Equity, page F-18

13.   We note during the year ended December 31, 2009 and the interim period ended June 30, 2010 you have issued common stock to extinguish liabilities, to acquire an intangible asset and for services rendered by officers and outside parties. Further, we note per share prices assigned to the common stock issued appear to vary significantly among these transactions. Please explain to us how you valued the common stock issued for these transactions, and how the per share prices you assigned to the common stock compares to the quoted prices.

Audited Financial Statements for the fiscal years ended December 31, 2009 and 2008

Note 11 – Stockholders' Equity, page F-18

14. We note your response to comment six in our comment letter dated January 19, 2011 indicating that you assigned the same per share value to both classes of stock as the preferred stock is convertible into common stock on a one for one basis. However, we note holders of the preferred stock have voting rights on the basis of 1,000 for 1. Please tell us why you did not consider this preferential feature when determining the value of the preferred stock.

15. In addition, please tell us whether the two officers who received preferred and common stock on October 23, 2009 were shareholders of Native American Energy Group, Inc. prior to the merger, and if so, indicate their percentage of ownership in the company. Further, please tell us why a disproportionate number of preferred and common shares were issued to these two officers at the time of merger as it appears without considering the issuance of these shares, Flight Management International, Inc. would be identified as the accounting acquirer. Within your response please tell us who approved the issuance of these shares and what services the officers performed to earn these shares as compensation including the time period in which the services were performed.

Exhibits

16. We note your response to comment 5 in our letter dated January 19, 2011. Please tell us why you did not file the final, executed debt conversion agreements pursuant to Item 601(b)(10) of Regulation S-K.

17. We note your response to comment 8 in our letter dated January 19, 2011. Please tell us why you have not filed as an exhibit to your registration statement a written description of your oral agreement with Windaus pursuant to Item 601(b)(10) of Regulation S-K. Please refer to Regulation S-K Compliance and Disclosure Interpretations Question 146.04, available at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joanna Lam at (202) 551-3476 or Jenifer Gallagher at (202) 551-3706 if you have any questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at

(202) 551- 3584 with any other questions. If you require further assistance, you may contact the undersigned at (202) 551-3745.

Sincerely,

H. Roger Schwall
Assistant Director